Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-199966
The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.  Dated August 5, 2015.
Pricing Supplement to the Prospectus and Prospectus Supplement, each dated November 7, 2014, the Underlying Supplement No. 1a-I dated November 7, 2014 and the Product Supplement No. 4a-I dated November 7, 2014 — No.
Medium-Term Notes, Series E
$
Enhanced Participation Equity Notes due 2017
(Linked to the EURO STOXX 50® Index)
The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (August 16, 2017, subject to adjustment) is based on the performance of the EURO STOXX 50® Index (which we refer to as the underlier) as measured from and including the trade date (on or about August 11, 2015) to and including the determination date (August 11, 2017, subject to adjustment).  If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date), the return on your notes will be positive.  If the final underlier level is less than the initial underlier level, the return on your notes will be negative.  You could lose your entire investment in the notes.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level.  On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:
•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate (expected to be between 1.365 and 1.465) times (c) the underlier return; or
•	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. You will receive less than $1,000 if the final underlier level is less than the initial underlier level.
Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Factors” on page PS-12 of this pricing supplement.
The foregoing is only a brief summary of the terms of your notes.  You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.
If the notes priced today and assuming an upside participation rate equal to the middle of the range listed above, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $979.70 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the final pricing supplement and will not be less than $969.70 per $1,000 principal amount note.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about JPMS’s estimated value and “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for information about secondary market prices of the notes.
Original issue date (settlement date): on or about August 18, 2015
Original issue price: 100.00% of the principal amount*
Underwriting commission/discount: up to 2.00% of the principal amount*
Net proceeds to the issuer:          % of the principal amount
See “Summary Information — Supplemental Use of Proceeds” on page PS-7 of this pricing supplement for information about the components of the original issue price of the notes.
*JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to an unaffiliated dealer.  In no event will these selling commissions exceed 2.00% of the principal amount.  See “Plan of Distribution (Conflicts of Interest)” on page PS-87 of the accompanying product supplement no. 4a-I.  The original issue price will be 98.00% of the principal amount for investors in certain fee-based advisory accounts; see “Supplemental Plan of Distribution” on page PS-6 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated                  , 2015

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.
We may use this pricing supplement in the initial sale of the notes.  In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
●        Product supplement no. 4a-I dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
●        Underlying supplement no. 1a-I dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
●        Prospectus supplement and prospectus, each dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Key Terms
Issuer: JPMorgan Chase & Co.
Underlier: the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as calculated, maintained and published by STOXX Limited (“STOXX Limited”).  The accompanying product supplement refers to the underlier as the “Index.”
Principal amount: each note will have a principal amount of $1,000; $                 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways.  The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount.  See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your

Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement.
Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final underlier level is greater than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return; or
•	if the final underlier level is equal to or less than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. You will receive less than $1,000 if the final underlier level is less than the initial underlier level.
Initial underlier level (to be set on the trade date and will be the closing level of the underlier on the trade date):                .  The accompanying product supplement refers to the initial underlier level as the “Initial Value.”
Final underlier level: the closing level of the underlier on the determination date.  In certain circumstances, the closing level of the underlier will be based on the alternative calculation of the underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-44 of the accompanying product supplement or “The Underlyings — Indices — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-68 of the accompanying product supplement.  The accompanying product supplement refers to the final underlier level as the “Final Value.”
Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Upside participation rate (to be provided in the final pricing supplement): expected to be between 1.365 and 1.465
Trade date: on or about August 11, 2015
Original issue date (settlement date): on or about August 18, 2015
Determination date: August 11, 2017, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-44 of the accompanying product supplement
Stated maturity date: August 16, 2017, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-43 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the “maturity date.”
No interest: The offered notes will not bear interest.
No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.
No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.
Closing level: as described under “The Underlyings — Indices — Level of an Index” on page PS-65 of the accompanying product supplement
Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-43 of the accompanying product supplement

Scheduled trading day: notwithstanding anything to the contrary under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-47 of the accompanying product supplement, for the purposes of the notes offered by this pricing supplement, a “scheduled trading day” means, with respect to the underlier or any relevant successor index (as defined in the accompanying product supplement), a day, as determined by the calculation agent, on which (i) the Index Sponsor (as defined in the accompanying product supplement) of the underlier or that successor index, as applicable, is scheduled to publish the closing level of the underlier or that successor index, as applicable, and (ii) each exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, is scheduled to be open for trading for its regular trading session.
Disrupted day: notwithstanding anything to the contrary under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-47 of the accompanying product supplement, for the purposes of the notes offered by this pricing supplement, a “disrupted day” means, with respect to the underlier or any relevant successor index, a scheduled trading day on which (i) the closing level of the underlier or that successor index, as applicable, is not calculated and published by the Index Sponsor of the underlier or that successor index, as applicable, (ii) any exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, fails to open for trading during its regular trading session or (iii) a market disruption event has occurred.
Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-42 of the accompanying product supplement no. 4a-I, as supplemented by “ — Supplemental Use of Proceeds” below
Capital gains tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to the payment of gross proceeds of a sale of a note occurring after December 31, 2016 (including redemption at maturity). You should consult your tax adviser regarding the potential application of FATCA to the notes.
ERISA: as described under “Benefit Plan Investor Considerations” on page PS-99 of the accompanying product supplement no. 4a-I
Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-87 of the accompanying product supplement no. 4a-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
 $           .  We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement.  JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession not in excess of 2.00% of the principal amount.  The original issue price for notes purchased by certain fee-based advisory accounts will be 98.00% of the principal amount of the notes, which will reduce the selling commissions specified on the cover of this pricing supplement with respect to those notes to 0.00%.
We expect to deliver the notes against payment therefor in New York, New York on or about August 18, 2015, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because we own, directly or indirectly, all of the outstanding equity securities of JPMS and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.
Calculation agent: JPMS
CUSIP no.: 48125UK50
ISIN no.: US48125UK501
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Supplemental Terms of the Notes
For purposes of the notes offered by this pricing supplement:
(a) any reference to “the commencement of the market disruption event (or prior to the non-trading day)” under “Description of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index” in the accompanying product supplement will be deemed to refer to “the commencement of the initial Disrupted Day”; and
(b) all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term

Index	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return and upside participation rate.  Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.
JPMS’s Estimated Value of the Notes
The estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Factors — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” on page PS-13 of this pricing supplement.  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Factors — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-13 of this pricing supplement.
JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaing hedging profits.  See “Selected Risk Factors — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-12 of this pricing supplement.
Secondary Market Prices of the Notes
For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-14 of this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through November 15, 2015.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-13 of this pricing supplement.

Supplemental Use of Proceeds
The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-17 of this pricing supplement for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

HYPOTHETICAL EXAMPLES
The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment at maturity assuming all other variables remain constant.
The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date.  The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, JPMS’s estimated value will be less than the original issue price.  For more information on the JPMS’s estimated value, see “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	1.365
The originally scheduled determination date is not a disrupted day.
During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change in any material respect and the underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made
Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.
For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	168.2500%
140.000%	154.6000%
130.000%	140.9500%
120.000%	127.3000%
110.000%	113.6500%
105.000%	106.8250%
102.500%	103.4125%
100.000%	100.0000%
75.000%	75.0000%
50.000%	50.0000%
25.000%	25.0000%
0.000%	0.0000%

If, for example, the final underlier level were determined to be 25.0000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be 25.0000% of the principal amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 75.0000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis.  The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.0000% (the section left of the 100.0000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.0000% of the principal amount of your notes (the section below the 100.0000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes.  The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes.  If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.  Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-14 of this pricing supplement.
The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and upside participation rate we will provide in the final pricing supplement and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks underlying the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes
The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the underlier and will depend on whether, and the extent to which, the underlier return is positive or negative.  Your investment will be exposed to loss if the final underlier level is less than the initial underlier level.  For every 1% that the final underlier level is less than the initial underlier level, you will lose an amount equal to 1% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.  Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.
The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Potential Conflicts of Interest
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and JPMS’s estimated value. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes.  In performing these duties, our economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you.  You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-13 of the accompanying product supplement no. 4a-I for additional information about these risks.
JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes
JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.
JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates
JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.
JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt
The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.
The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” on page PS-15 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the underlier;
•	the time to maturity of the notes;
•	the dividend rates on the underlier stocks;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the underlier stocks are traded and the correlation between those rates and the closing levels of the underlier; and
•	a variety of other economic, financial, political, regulatory and judicial events.
Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.
We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.
If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes.  If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount.  If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.
No Interest or Dividend Payments or Voting Rights
As a holder of the notes, you will not receive interest payments.  As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.  In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

The Notes Do Not Provide Direct Exposure to Fluctuations in Foreign Exchange Rates
The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the underlier stocks are based, although any currency fluctuations could affect the performance of the underlier.  Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies
The underlier stocks have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
Lack of Liquidity
The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement
The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement.  In particular, each of JPMS’s estimated value and the upside participation rate will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the upside particpation rate.
The Tax Consequences of an Investment in the Notes Are Uncertain
There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS.  The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Capital gains tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE UNDERLIER
The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.  The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license.  The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto.  For additional information about the EURO STOXX 50® Index, see the information set forth under “Equity Index Descriptions — The EURO STOXX 50® Index” on page US-17 of the accompanying underlying supplement no. 1a-I.
Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.
You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in a return of any of your initial investment on the stated maturity date.  In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.
The graph below shows the closing levels of the underlier on each day from January 4, 2010 through August 5, 2015.  The closing level of the underlier on August 5, 2015 was 3,676.75.  We obtained the closing levels listed above and in the graph below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

Historical Performance of the EURO STOXX 50® Index
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Index Level
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Source: Bloomberg

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1a-I, the accompanying product supplement no. 4a-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, together with the accompanying underlying supplement no. 1a-I, the accompanying product supplement no. 4a-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  The information in this pricing supplement, the accompanying underlying supplement no. 1a-I, the accompanying product supplement no. 4a-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.  This pricing supplement, the accompanying underlying supplement no. 1a-I, the accompanying product supplement no. 4a-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.
TABLE OF CONTENTS
 Pricing Supplement
Product Supplement No. 4a-I dated November 7, 2014
Description of Notes	PS-1
Estimated Value and Secondary Market Prices of the Notes	PS-7
Risk Factors	PS-8
Use of Proceeds and Hedging	PS-42
General Terms of Notes	PS-43
The Underlyings	PS-52
Material U.S. Federal Income Tax Consequences	PS-77
Plan of Distribution (Conflicts of Interest)	PS-87
Notice to Investors	PS-89
Benefit Plan Investor Considerations	PS-99
Underlying Supplement No. 1a-I dated November 7, 2014
Supplemental Terms of Notes	US-1
Risk Factors	US-2
Equity Index Descriptions	US-15
The Dow Jones Industrial AverageTM	US-15
The EURO STOXX 50® Index	US-17
The EURO STOXX® Banks Index	US-22
The FTSE™ 100 Index	US-27
The FTSE GEIS Indices	US-29
The MSCI Indices	US-37
The MSCI 25/50 Indices	US-51
The NASDAQ-100 Index®	US-56
The Nikkei 225 Index	US-61
The Russell Indices	US-65
The S&P 500® Index	US-73
The S&P MidCap 400® Index	US-78
The S&P Select Industry Indices	US-83
The Select Sector Indices	US-88
The TOPIX® Index	US-91
Commodity Index Descriptions	US-94
The Bloomberg Commodity Indices	US-94
The S&P GSCI Indices	US-107
Fund Descriptions	US-117
The Financial Select Sector SPDR® Fund	US-117
The iShares® 20+ Year Treasury Bond ETF	US-119
The iShares® U.S. Real Estate ETF	US-122
The iShares® MSCI Brazil Capped ETF	US-126
The iShares® MSCI Emerging Markets ETF	US-129
The iShares® MSCI EAFE ETF	US-132
The iShares® MSCI Mexico Capped ETF	US-135
The iShares® Russell 2000 ETF	US-138
The Market Vectors Gold Miners ETF	US-141
The SPDR® Gold Trust	US-146
The SPDR® S&P 500® ETF Trust	US-149
The SPDR® S&P® Homebuilders ETF	US-151
The SPDR® S&P® Metals & Mining ETF	US-154
The Technology Select Sector SPDR® Fund	US-157
The United States Oil Fund, LP	US-160
The Vanguard FTSE Emerging Markets ETF	US-161
The Vanguard FTSE Europe ETF	US-163
The Vanguard Total Stock Market ETF	US-165
The WisdomTree Japan Hedged Equity Fund	US-172

Prospectus Supplement dated November 7, 2014
About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-11
Description of Units	S-14
United States Federal Taxation	S-16
Plan of Distribution (Conflicts of Interest)	S-17
Prospectus dated November 7, 2014
Where You Can Find More Information	1
JPMorgan Chase & Co.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities	6
Description of Warrants	12
Description of Units	15
Description of Purchase Contracts	17
Forms of Securities	18
Plan of Distribution (Conflicts of Interest)	23
Independent Registered Public Accounting Firm	25
Legal Matters	26
Benefit Plan Investor Considerations	26

$

JPMorgan Chase & Co.

Enhanced Participation Equity Notes due 2017
(Linked to the EURO STOXX 50® Index)

Medium-Term Notes, Series E